PROSPECTUS SUPPLEMENT NO. 1 (TO PROSPECTUS DATED DECEMBER 28, 2009)	This filing is made pursuant to Rule 424(b)(3) under the Securities Act of 1933 in connection with Registration No. 333-163882

Common Stock

This Prospectus Supplement No. 1 supplements and amends the prospectus dated December 28, 2009 relating to the resale by AGS Capital Group, LLC, or AGS, of up to 8,790,000 shares of our common stock.

This prospectus supplement should be read in conjunction with the prospectus dated December 28, 2009 which is to be delivered with this prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to it. All references in the prospectus to “this prospectus” are hereby amended to read “this prospectus (as supplemented and amended)”.

We are filing this prospectus supplement to reflect a notice of Advance by us pursuant to the Reserved Equity Financing Agreement (“REF”) by and between us and AGS dated October 28, 2009. The table appearing under the caption “Selling Stockholder” on page 32 of the prospectus is hereby supplemented by adding the following to the end of footnote (2) to that table:

Since December 28, 2009, we have made the following Advance notices and/or draw downs pursuant to the REF:

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On December 31, 2009, we delivered a notice of Advance to AGS to effect a draw down. The first trading day of the five-day pricing period for this draw down was January 4, 2010.  In connection with this draw down, we intend to issue an aggregate of 65,000 shares of our common stock to AGS, subject to applicable conditions and limitations described in the prospectus.

Our common stock is quoted on the OTC Bulletin Board “INVO”. The purchase price of the shares will be 92% of the “VWAP” of the common stock during the five consecutive trading days beginning on January 4, 2010. “VWAP” generally means, as of any date, the daily dollar volume weighted average price of our common stock as reported by Bloomberg, L.P. or comparable financial news service.  The amount of an Advance will automatically be reduced by 50% if on any day during the Pricing Period, the VWAP for that day does not meet or exceed 85% of the VWAP for the five trading days prior to the notice of Advance.   On January 4, 2009, the closing price of our common stock on the OTC Bulletin Board was $0.19 per share.

Investing in our common stock involves a high degree of risk. Please carefully consider the “Risk Factors” beginning on page 5 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus to which this prospectus supplement relates are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 5, 2010.